

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Scott A. Cox
Chief Executive Officer
Verde Bio Holdings, Inc.
5 Cowboys Way, Suite 300
Frisco, TX 75034

>   **Re: Verde Bio Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 20, 2020**
>   **File No. 333-248196**

Dear Mr. Cox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 33

1.   Please revise your beneficial ownership table to include a column that provides the total voting power for all of your principal stockholders and management. We note that each share of Series A Preferred Stock entitles holders to 10,000 votes, so CEO Scott A. Cox will have majority voting power.

2.   Based on your selling stockholders table, BK Cook Family Limited Partnership beneficially owns 24.24% of your common stock; therefore, it is unclear why this stockholder is not identified in your beneficial ownership table. Please advise or revise accordingly.

<u>Selling Stockholders, page 34</u>

3. Please note that you must disclose the number of common stock shares being registered on this registration statement. Please revise the prospectus cover page, offering summary and selling stockholder table to disclose the specific number of shares being registered under the equity line agreement.

4. Provide an illustrative example of how much you may currently raise under the equity line agreement based on your current common stock market price.

5. Please revise your selling stockholders table to disclose the natural persons who hold voting and/or investment power over the shares held by any entities listed in the table.

6. Please briefly describe how your selling stockholders, other than GHS Investments, acquired their shares of common stock offered for resale.

<u>General</u>

7. Your disclosure indicates that your common stock is quoted on the OTCQB; however, it appears that your common stock is quoted on the OTC Pink. Please advise.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. Martin Tate, Esq.